UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Capital Trust, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

14052H506

(CUSIP Number)

Randall S. Rothschild

The Blackstone Group L.P.

345 Park Avenue

New York, New York 10154

Tel: (212) 583-5000

with a copy to:

Brian M. Stadler, Esq.

Andrew R. Keller, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Tel: (212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 26, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14052H506

1	Names of reporting persons BLACKSTONE HOLDINGS III L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 5,000,000
	8	Shared voting power 0
	9	Sole dispositive power 5,000,000
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 5,000,000
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 17.1%†
14	Type of reporting person (see instructions) PN

†	The calculation of the foregoing percentage is based on 29,266,514 shares of Common Stock (as defined below) outstanding, as reported in the Annual Report on Form 10-K for the fiscal year ended December 31, 2012 of Capital Trust, Inc. as filed with the Securities and Exchange Commission on March 26, 2013.

CUSIP No. 14052H506

1	Names of reporting persons BLACKSTONE HOLDINGS III GP L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 5,000,000
	8	Shared voting power 0
	9	Sole dispositive power 5,000,000
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 5,000,000
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 17.1%†
14	Type of reporting person (see instructions) PN

†	The calculation of the foregoing percentage is based on 29,266,514 shares of Common Stock (as defined below) outstanding, as reported in the Annual Report on Form 10-K for the fiscal year ended December 31, 2012 of Capital Trust, Inc. as filed with the Securities and Exchange Commission on March 26, 2013.

CUSIP No. 14052H506

1	Names of reporting persons BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 5,000,000
	8	Shared voting power 0
	9	Sole dispositive power 5,000,000
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 5,000,000
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 17.1%†
14	Type of reporting person (see instructions) OO

†	The calculation of the foregoing percentage is based on 29,266,514 shares of Common Stock (as defined below) outstanding, as reported in the Annual Report on Form 10-K for the fiscal year ended December 31, 2012 of Capital Trust, Inc. as filed with the Securities and Exchange Commission on March 26, 2013.

CUSIP No. 14052H506

1	Names of reporting persons THE BLACKSTONE GROUP L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 5,000,000
	8	Shared voting power 0
	9	Sole dispositive power 5,000,000
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 5,000,000
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 17.1%†
14	Type of reporting person (see instructions) PN

†	The calculation of the foregoing percentage is based on 29,266,514 shares of Common Stock (as defined below) outstanding, as reported in the Annual Report on Form 10-K for the fiscal year ended December 31, 2012 of Capital Trust, Inc. as filed with the Securities and Exchange Commission on March 26, 2013.

CUSIP No. 14052H506

1	Names of reporting persons BLACKSTONE GROUP MANAGEMENT L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 5,000,000
	8	Shared voting power 0
	9	Sole dispositive power 5,000,000
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 5,000,000
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 17.1%†
14	Type of reporting person (see instructions) OO

†	The calculation of the foregoing percentage is based on 29,266,514 shares of Common Stock (as defined below) outstanding, as reported in the Annual Report on Form 10-K for the fiscal year ended December 31, 2012 of Capital Trust, Inc. as filed with the Securities and Exchange Commission on March 26, 2013.

CUSIP No. 14052H506

1	Names of reporting persons STEPHEN A. SCHWARZMAN
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 5,000,000
	8	Shared voting power 0
	9	Sole dispositive power 5,000,000
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 5,000,000
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 17.1%†
14	Type of reporting person (see instructions) IN

†	The calculation of the foregoing percentage is based on 29,266,514 shares of Common Stock (as defined below) outstanding, as reported in the Annual Report on Form 10-K for the fiscal year ended December 31, 2012 of Capital Trust, Inc. as filed with the Securities and Exchange Commission on March 26, 2013.

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D relates to the class A common stock, par value $0.01 per share (“Common Stock”), of Capital Trust, Inc., a Maryland corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed on December 21, 2012 (the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

On March 26, 2013, BREDS / CT Advisors L.L.C., an affiliate of the Blackstone Entities (the “Manager”) entered into an Amended and Restated Management Agreement, dated as of March 26, 2013 (the “Amended and Restated Management Agreement”) with the Issuer that amends and restates the existing Management Agreement, dated as of December 19, 2012 between the Issuer and the Manager.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented as follows:

On March 26, 2013, the Issuer filed a Registration Statement on Form S-11 with the Securities and Exchange Commission related to a proposed offering of shares of the Issuer’s Common Stock (the “Proposed Offering”). In connection with the Proposed Offering, Blackstone Holdings III L.P. entered into a lock-up agreement, dated March 26, 2013 (the “Lock-Up Agreement”) pursuant to which it agreed that, during the period commencing on March 26, 2013 and ending 180 days after the date of the final prospectus relating to the Proposed Offering, it will not, without the prior written consent of the representatives of the underwriters, dispose of or hedge any shares of Common Stock or any securities convertible into or exchangeable for Common Stock, subject to certain exceptions.

As described above in Item 4, the Manager and the Issuer have entered into the Amended and Restated Management Agreement which amends and restates the Management Agreement pursuant to which the Manager agreed to manage the day-to-day operation and activities and certain strategic and other plans and proposals of the Issuer.

The descriptions of the Lock-Up Agreement and Amended and Restated Management Agreement contained in Item 4 and this Item 6 are not intended to be complete and are qualified in their entirety by reference to such agreements, each of which is filed as an exhibit hereto and incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby supplemented as follows:

6.	Lock-Up Agreement dated March 26, 2013 of Blackstone Holdings III L.P.

7.	Amended and Restated Management Agreement, dated as of March 26, 2013, by and between Issuer and BREDS / CT Advisors L.L.C. (filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on March 26, 2013 and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 27, 2013

BLACKSTONE HOLDINGS III L.P.

By:	Blackstone Holdings III GP L.P., its general partner
By:	Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS III GP L.P.

By:	Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

THE BLACKSTONE GROUP L.P.

By:	Blackstone Group Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

/s/ STEPHEN A. SCHWARZMAN
STEPHEN A. SCHWARZMAN